Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in millions)
Income before income taxes	$660	$377	$428	$355	$39
Equity in losses of equity-method investees	—	—	—	—	—

Net income before equity in losses of equity-method investees	660	377	428	355	39

Plus fixed charges:
Interest expense including amortization of debt issuance costs	77	78	92	107	130
Assumed interest element included in rent expense	17	16	5	4	6

	94	94	97	111	136

Adjusted earnings	754	471	525	466	175
Fixed charges	(94)	(94)	(97)	(111)	(136)

Excess of earnings to cover fixed charges	$660	$377	$428	$355	$39

Ratio of earnings to fixed charges (1)	8.02	5.01	5.41	4.20	1.29

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.